                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K



(Mark one)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                           THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001


                                       OR


[ ]               TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                           THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
                               ------------    ------------



                         Commission file number 1-12981



                     The AMETEK Retirement and Savings Plan
                            (Full title of the plan)


                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         Report of Independent Auditors


The Administrative Committee
AMETEK Retirement and Savings Plan


We have audited the accompanying statements of financial condition of the AMETEK Retirement and Savings Plan as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AMETEK Retirement and Savings Plan at December 31, 2001 and 2000, and the income and changes in plan equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                                           /s/ Ernst & Young LLP



Philadelphia, Pennsylvania
June 7, 2002

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 2001



                                                     FIXED
                                                    INCOME            BALANCED           EQUITY
                                                     FUND               FUND              FUND

ASSETS
     Investments at fair value:
        Guaranteed Investment Contracts         $ 39,407,287       $         --       $         --
        Vanguard Group of Mutual Funds             9,237,690         15,224,333         47,239,895
        Fidelity Magellan Fund                            --                 --         18,336,170
        BlackRock Small Cap Fund                          --                 --          9,988,373
        Cash value of life insurance                      --                 --                 --
        AMETEK, Inc. common stock                         --                 --                 --
        Loans to participants                             --                 --                 --
                                                ------------       ------------       ------------
        Total Investments                         48,644,977         15,224,333         75,564,438

     Receivables:
        Employee contributions                       265,160            158,793            603,315
        Employer contributions                        79,646             67,294            189,388
     Interfund accounts                              113,734             26,270            157,312
                                                ------------       ------------       ------------
        Total Assets                            $ 49,103,517       $ 15,476,690       $ 76,514,453
                                                ============       ============       ============
LIABILITIES AND PLAN EQUITY

     Liability for Insurance Contribution       $         --       $         --       $         --
                                                ------------       ------------       ------------

        Total Liabilities                                 --                 --                 --
     Plan equity                                  49,103,517         15,476,690         76,514,453
                                                ------------       ------------       ------------

        Total liabilities and plan equity       $ 49,103,517       $ 15,476,690       $ 76,514,453
                                                ============       ============       ============





                                                                      COMMON
                                                  INSURANCE            STOCK               LOAN               TOTAL
                                                  CONTRACTS            FUND              ACCOUNT

ASSETS
     Investments at fair value:
        Guaranteed Investment Contracts         $         --       $         --       $         --        $ 39,407,287
        Vanguard Group of Mutual Funds                    --                 --                 --          71,701,918
        Fidelity Magellan Fund                            --                 --                 --          18,336,170
        BlackRock Small Cap Fund                          --                 --                 --           9,988,373
        Cash value of life insurance                 395,830                 --                 --             395,830
        AMETEK, Inc. common stock                         --         10,163,534                 --          10,163,534
        Loans to participants                             --                 --          5,526,451           5,526,451
                                                ------------       ------------       ------------        ------------
        Total Investments                            395,830         10,163,534          5,526,451         155,519,563

     Receivables:
        Employee contributions                         2,174             44,680                 --           1,074,122
        Employer contributions                            --             16,345                 --             352,673
     Interfund accounts                                   --             13,780           (311,096)                 --
                                                ------------       ------------       ------------        ------------
        Total Assets                            $    398,004       $ 10,238,339       $  5,215,355        $156,946,358

LIABILITIES AND PLAN EQUITY

     Liability for Insurance Contribution       $      2,174       $         --       $         --        $      2,174
                                                ------------       ------------       ------------        ------------

        Total Liabilities                              2,174                 --                 --               2,174
     Plan equity                                     395,830         10,238,339          5,215,355         156,944,184
                                                ------------       ------------       ------------        ------------
        Total liabilities and plan equity       $    398,004       $ 10,238,339       $  5,215,355        $156,946,358
                                                ============       ============       ============        ============

                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 2000


                                                      FIXED
                                                     INCOME          BALANCED            EQUITY
                                                      FUND             FUND               FUND


ASSETS
     Investments at fair value:
         Guaranteed Investment Contracts         $ 38,731,332       $         --       $         --
         Vanguard Group of Mutual Funds             8,011,422         13,517,248         50,583,095
         Fidelity Magellan Fund                            --                 --         20,267,830
         BlackRock Small Cap Fund                          --                 --         15,377,629
         Cash value of life insurance                      --                 --                 --
         AMETEK, Inc. common stock                         --                 --                 --
         Loans to participants                             --                 --                 --
                                                 ------------       ------------       ------------
         Total Investments                         46,742,754         13,517,248         86,228,554

     Receivables:
         Employee contributions                       125,665             65,212            311,166
         Employer contributions                        56,032             54,344            172,408
     Interfund accounts                                53,125             10,512             69,654
                                                 ------------       ------------       ------------
         Total Assets                            $ 46,977,576       $ 13,647,316       $ 86,781,782
                                                 ============       ============       ============
LIABILITIES AND PLAN EQUITY

     Liability for Insurance Contribution        $         --       $         --       $         --
                                                 ------------       ------------       ------------
         Total Liabilities                                 --                 --                 --
     Plan equity                                   46,977,576         13,647,316         86,781,782
                                                 ------------       ------------       ------------
         Total liabilities and plan equity       $ 46,977,576       $ 13,647,316       $ 86,781,782
                                                 ============       ============       ============



                                                                      COMMON
                                                INSURANCE             STOCK               LOAN              TOTAL
                                                CONTRACTS              FUND             ACCOUNT

ASSETS
     Investments at fair value:
         Guaranteed Investment Contracts        $         --       $         --       $         --        $ 38,731,332
         Vanguard Group of Mutual Funds                   --                 --                 --          72,111,765
         Fidelity Magellan Fund                           --                 --                 --          20,267,830
         BlackRock Small Cap Fund                         --                 --                 --          15,377,629
         Cash value of life insurance                421,067                 --                 --             421,067
         AMETEK, Inc. common stock                        --          8,734,662                 --           8,734,662
         Loans to participants                            --                 --          6,068,270           6,068,270
                                                ------------       ------------       ------------        ------------
         Total Investments                           421,067          8,734,662       $  6,068,270         161,712,555

     Receivables:
         Employee contributions                        1,243             22,161                 --             525,447
         Employer contributions                           --             15,143                 --             297,927
     Interfund accounts                                   --              7,263           (140,554)                 --
                                                ------------       ------------       ------------        ------------
         Total Assets                           $    422,310       $  8,779,229       $  5,927,716        $162,535,929
                                                ============       ============       ============        ============
LIABILITIES AND PLAN EQUITY

     Liability for Insurance Contribution       $      1,243       $         --       $         --        $      1,243
                                                ------------       ------------       ------------        ------------
         Total Liabilities                             1,243                 --                 --               1,243
     Plan equity                                     421,067          8,779,229          5,927,716         162,534,686
                                                ------------       ------------       ------------        ------------
         Total liabilities and plan equity      $    422,310       $  8,779,229       $  5,927,716        $162,535,929
                                                ============       ============       ============        ============


                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 2001


                                                            FIXED
                                                           INCOME            BALANCED              EQUITY
                                                            FUND               FUND                  FUND

ADDITIONS
     Contributions:
        Employee                                      $   2,716,867        $   1,470,700        $   6,468,643
        Employer                                            932,727              832,232            2,547,521
        Rollovers from other plans                          246,317              212,292              425,354
                                                      -------------        -------------        -------------
            Total Contributions                           3,895,911            2,515,224            9,441,518
                                                      -------------        -------------        -------------
     Investment Income:
        Interest and dividends                            2,670,934              861,920            1,117,207
        Net realized and unrealized gain (loss)
             on investments                                  27,231             (760,157)         (14,223,828)
                                                      -------------        -------------        -------------
            Total Investment Income (Loss)                2,698,165              101,763          (13,106,621)
                                                      -------------        -------------        -------------
            Total Contributions and
                                                      -------------        -------------        -------------
               Investment Income (Loss)                   6,594,076            2,616,987           (3,665,103)
                                                      -------------        -------------        -------------

DEDUCTIONS
     Withdrawals and terminations                        (6,620,524)            (806,777)          (5,276,619)
     Insurance premiums and commissions - net                    --                   --                   --
     Net interfund transfers                              2,152,389               19,164           (1,325,607)
                                                      -------------        -------------        -------------
            Total Deductions                             (4,468,135)            (787,613)          (6,602,226)
                                                      -------------        -------------        -------------
Increase (decrease)  in plan equity                       2,125,941            1,829,374          (10,267,329)

Plan equity at beginning of year                         46,977,576           13,647,316           86,781,782
                                                      -------------        -------------        -------------
Plan equity at end of year                            $  49,103,517        $  15,476,690        $  76,514,453
                                                      =============        =============        =============



                                                                             COMMON
                                                       INSURANCE              STOCK               LOAN                 TOTAL
                                                       CONTRACTS               FUND             ACCOUNT

ADDITIONS
     Contributions:
        Employee                                    $      26,715        $     481,152        $          --        $  11,164,077
        Employer                                               --              225,771                   --            4,538,251
        Rollovers from other plans                             --               26,582                   --              910,545
                                                    -------------        -------------        -------------        -------------
            Total Contributions                            26,715              733,505                   --           16,612,873
                                                    -------------        -------------        -------------        -------------
     Investment Income:
        Interest and dividends                             31,858               53,398              497,448            5,232,765
        Net realized and unrealized gain (loss)
             on investments                                    --            1,958,283                   --          (12,998,471)
                                                    -------------        -------------        -------------        -------------
            Total Investment Income (Loss)                 31,858            2,011,681              497,448           (7,765,706)
                                                    -------------        -------------        -------------        -------------
            Total Contributions and
                                                    -------------        -------------        -------------        -------------
               Investment Income (Loss)                    58,573            2,745,186              497,448            8,847,167
                                                    -------------        -------------        -------------        -------------
DEDUCTIONS
     Withdrawals and terminations                         (57,095)            (651,622)            (998,317)         (14,410,954)
     Insurance premiums and commissions - net             (26,715)                  --                   --              (26,715)
     Net interfund transfers                                   --             (634,454)            (211,492)                  --
                                                    -------------        -------------        -------------        -------------
            Total Deductions                              (83,810)          (1,286,076)          (1,209,809)         (14,437,669)
                                                    -------------        -------------        -------------        -------------
Increase (decrease)  in plan equity                       (25,237)           1,459,110             (712,361)          (5,590,502)

Plan equity at beginning of year                          421,067            8,779,229            5,927,716          162,534,686
                                                    -------------        -------------        -------------        -------------
Plan equity at end of year                          $     395,830        $  10,238,339        $   5,215,355        $ 156,944,184
                                                    =============        =============        =============        =============






                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 2000

                                                            FIXED
                                                           INCOME            BALANCED              EQUITY
                                                            FUND               FUND                  FUND

ADDITIONS
     Contributions:
        Employee                                      $   2,666,921        $   1,293,678        $   6,630,708
        Employer                                            866,188              661,578            2,456,718
        Rollovers from other plans                          172,949              272,654              429,101
                                                      -------------        -------------        -------------
            Total Contributions                           3,706,058            2,227,910            9,516,527
                                                      -------------        -------------        -------------
     Investment Income:
        Interest and dividends                            2,870,696              926,452            8,651,527
        Net realized and unrealized gain (loss)
             on investments                                  46,663             (307,183)         (12,181,221)

                                                      -------------        -------------        -------------
            Total Investment Income (Loss)                2,917,359              619,269           (3,529,694)
                                                      -------------        -------------        -------------
            Total Contributions and
                                                      -------------        -------------        -------------
               Investment Income                          6,623,417            2,847,179            5,986,833
                                                      -------------        -------------        -------------
DEDUCTIONS
     Withdrawals and terminations                        (7,480,918)          (1,562,641)          (7,304,006)
     Insurance premiums and commissions - net                    --                   --                   --
     Net interfund transfers                             (2,800,176)          (1,305,299)           5,601,033
                                                      -------------        -------------        -------------
            Total Deductions                            (10,281,094)          (2,867,940)          (1,702,973)
                                                      -------------        -------------        -------------
 (Decrease) Increase in plan equity                      (3,657,677)             (20,761)           4,283,860

Plan equity at beginning of year                         50,635,253           13,668,077           82,497,922
                                                      -------------        -------------        -------------
Plan equity at end of year                            $  46,977,576        $  13,647,316        $  86,781,782
                                                      =============        =============        =============







                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 2000

                                                                                COMMON
                                                         INSURANCE               STOCK                LOAN               TOTAL
                                                          CONTRACTS               FUND               ACCOUNT

ADDITIONS
     Contributions:
        Employee                                       $      29,234        $     505,774        $          --        $  11,126,315
        Employer                                                  --              222,426                   --            4,206,910
        Rollovers from other plans                                --               23,863                   --              898,567
                                                       -------------        -------------        -------------        -------------
            Total Contributions                               29,234              752,063                   --           16,231,792
                                                       -------------        -------------        -------------        -------------
     Investment Income:
        Interest and dividends                                30,763               65,434              512,427           13,057,299
        Net realized and unrealized gain (loss)
             on investments                                       --            2,400,099                   --          (10,041,642)
                                                       -------------        -------------        -------------        -------------
            Total Investment Income (Loss)                    30,763            2,465,533              512,427            3,015,657
                                                       -------------        -------------        -------------        -------------

            Total Contributions and
                                                       -------------        -------------        -------------        -------------
               Investment Income                              59,997            3,217,596              512,427           19,247,449
                                                       -------------        -------------        -------------        -------------
DEDUCTIONS
     Withdrawals and terminations                            (28,755)            (832,445)            (663,680)         (17,872,445)
     Insurance premiums and commissions - net                (29,234)                  --                   --              (29,234)
     Net interfund transfers                                      --           (1,178,835)            (316,723)                  --

                                                       -------------        -------------        -------------        -------------
            Total Deductions                                 (57,989)          (2,011,280)            (980,403)         (17,901,679)
                                                       -------------        -------------        -------------        -------------
 (Decrease) Increase in plan equity                            2,008            1,206,316             (467,976)           1,345,770

Plan equity at beginning of year                             419,059            7,572,913            6,395,692          161,188,916
                                                       -------------        -------------        -------------        -------------
Plan equity at end of year                             $     421,067        $   8,779,229        $   5,927,716        $ 162,534,686
                                                       =============        =============        =============        =============







                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1999


                                                            FIXED
                                                           INCOME             BALANCED              EQUITY
                                                            FUND                FUND                 FUND


ADDITIONS
     Contributions:
        Employee                                      $   3,177,848        $   1,329,916        $   6,117,112
        Employer                                          1,098,433              880,320            2,595,597
        Rollovers from other plans                          131,897              247,761              404,170
                                                      -------------        -------------        -------------
            Total Contributions                           4,408,178            2,457,997            9,116,879
                                                      -------------        -------------        -------------
     Investment Income:
        Interest and dividends                            2,857,002              938,464            6,824,004
        Net realized and unrealized gain (loss)
             on investments                                (103,809)             (84,246)           8,465,100
                                                      -------------        -------------        -------------
            Total Investment Income (Loss)                2,753,193              854,218           15,289,104
                                                      -------------        -------------        -------------
            Total Contributions and
                                                      -------------        -------------        -------------
               Investment Income (Loss)                   7,161,371            3,312,215           24,405,983
                                                      -------------        -------------        -------------
DEDUCTIONS
     Withdrawals and terminations                        (5,859,879)            (556,887)          (4,714,253)
     Insurance premiums and commissions - net                    --                   --                   --
     Net interfund transfers                               (630,079)            (643,420)           2,170,817
                                                      -------------        -------------        -------------
            Total Deductions                             (6,489,958)          (1,200,307)          (2,543,436)
                                                      -------------        -------------        -------------
Increase (decrease)  in plan equity                         671,413            2,111,908           21,862,547

Plan equity at beginning of year                         49,963,840           11,556,169           60,635,375
                                                      -------------        -------------        -------------
Plan equity at end of year                            $  50,635,253        $  13,668,077        $  82,497,922
                                                      =============        =============        =============



                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1999


                                                                              COMMON
                                                          INSURANCE             STOCK                 LOAN               TOTAL
                                                         CONTRACTS             FUND                ACCOUNT


ADDITIONS
     Contributions:
        Employee                                      $      32,825        $     645,724        $          --        $  11,303,425
        Employer                                                 --              332,084                   --            4,906,434
        Rollovers from other plans                               --               59,713                   --              843,541
                                                      -------------        -------------        -------------        -------------
            Total Contributions                              32,825            1,037,521                   --           17,053,400
                                                      -------------        -------------        -------------        -------------
     Investment Income:
        Interest and dividends                               28,940               76,820              589,459           11,314,689
        Net realized and unrealized gain (loss)
             on investments                                      --           (1,266,576)                  --            7,010,469
                                                      -------------        -------------        -------------        -------------
            Total Investment Income (Loss)                   28,940           (1,189,756)             589,459           18,325,158
                                                      -------------        -------------        -------------        -------------

            Total Contributions and
                                                      -------------        -------------        -------------        -------------
               Investment Income (Loss)                      61,765             (152,235)             589,459           35,378,558
                                                      -------------        -------------        -------------        -------------
DEDUCTIONS
     Withdrawals and terminations                           (76,734)            (608,202)            (547,091)         (12,363,046)
     Insurance premiums and commissions - net               (32,825)                  --                   --              (32,825)
     Net interfund transfers                                     --           (1,004,884)             107,566                   --
                                                      -------------        -------------        -------------        -------------
            Total Deductions                               (109,559)          (1,613,086)            (439,525)         (12,395,871)
                                                      -------------        -------------        -------------        -------------
Increase (decrease)  in plan equity                         (47,794)          (1,765,321)             149,934           22,982,687

Plan equity at beginning of year                            466,853            9,338,234            6,245,758          138,206,229
                                                      -------------        -------------        -------------        -------------
Plan equity at end of year                            $     419,059        $   7,572,913        $   6,395,692        $ 161,188,916
                                                      =============        =============        =============        =============







                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001



1. DESCRIPTION OF THE PLAN

The following brief description of the AMETEK Retirement and Savings Plan ("the Plan") provides only summarized information. Participants should refer to the full Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below, which provides eligible employees of AMETEK, Inc. ("AMETEK", or "the Company"), and certain of its subsidiaries, an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Effective January 1, 2001, the Plan was amended so that participants are fully vested at all times in both their contributions to the Plan and in Company contributions. Prior to January 1, 2001, Company contributions vested after three years of service, or upon death, attainment of age 65 or normal or disability retirement. Forfeited Company contributions, which are insignificant in amount, are used to reduce current-year Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at, or after age 55, but no later than age 70-1/2. When a participant attains age 59-1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to a charge for administrative fees, and other certain limitations, and such amounts are reflected in a loan account until repaid by the participant (see Note 4).

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual contribution of $1,200 per participant. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company's federal income tax return for that Plan year.

The Plan has a retirement feature for eligible salaried and hourly employees hired by AMETEK after December 31, 1996. AMETEK makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant's age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan. However, retirement feature contributions become fully vested after five years of service (three years of service for contributions on or after January 1, 2002), and loans and withdrawals are not permitted.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial statements
The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with accounting principles generally accepted in the United States (see Note 8). Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment valuation
Investments in equity securities are carried at market value based upon closing market quotes on the last business day of the Plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash surrender value of such policies at year-end.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Guaranteed Investment Contracts ("GICs"), all of which are considered benefit-responsive, are reported at contract value, which approximates fair value. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. All other investment contracts are reported at fair value.

3. INVESTMENT PROGRAMS

At December 31, 2001 and 2000, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest of the Plan.

Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs:

(a)      The Fixed Income Funds:

         The Fixed Income Funds are comprised of the VRST Master Trust ("Trust"), whose assets were transferred from the Vanguard Retirement Savings Trust, in exchange for units of equal value, effective July 2, 2001. The Trust invests in a diversified portfolio of GICs issued by insurance companies and other financial institutions. Contributions to the retirement savings trust and proceeds from its GIC maturities are invested entirely in the Vanguard Stable Value Market Fund, which invests in a diversified GIC portfolio. As of December 31, 2001, all individual GICs had matured and the proceeds were invested in the Vanguard Stable Value Market Fund. The Fixed Income Fund also holds investments in two additional Vanguard Funds: a Total Bond Market Index Fund and a Prime Money Market Fund. Investments of the Fixed Income Fund (carried at fair value) are shown in the table below:


                                                                                  Balance
                                                                               at December 31,
                                                                               ---------------
                                                                            2001             2000
                                                                            ----             ----
         GICs *                                                         $39,407,287      $38,731,332
                                                                        -----------      -----------
         Mutual Funds:
            Prime Money Market Fund                                       7,057,049        6,755,439
            Vanguard Total Bond Market Index Fund (cost 2001 -            2,180,641        1,255,983
                                                                        -----------      -----------
                $2,166,322 and 2000 - $1,252,332)
                                                                          9,237,690        8,011,422
                                                                        -----------      -----------
         Total Fixed Income Fund investments                            $48,644,977      $46,742,754
                                                                        ===========      ===========


                  *At December 31, 2001 the Vanguard Stable Value Market Fund comprised the total amount of the GIC investment and $37,175,517 of such amount at December 31, 2000. This investment represents 5% or more of the fair value of the Plan's net assets.


         Income on the GICs is earned based on interest rates ranging from 3.9% to 8.2% for the year ended December 31, 2001 and 2.4% to 7.0% for the year ended December 31, 2000. Variable-rate contracts are reset quarterly, but will not fall below zero. Other contracts with fixed rates of interest through maturity range between 5.5% and 7.4% for the year ended December 31, 2001 and 6.1% for the year ended December 31, 2000. The weighted average crediting interest rate for GICs was 5.8% for 2001 and 6.1% for 2000. The average yield for all investments within the Fixed Income Fund was 5.6% and 5.9% for the Plan years ended December 31, 2001 and 2000, respectively, net of investment expenses.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001




3. INVESTMENT PROGRAMS (continued)

(b)      The Balanced Funds:

         Participants investing in the Balanced Funds have two alternatives for allocating their accounts:

         1. Vanguard LifeStrategy Growth Funds - Participants may select among three growth strategies (Conservative Growth, Moderate Growth, and Aggressive Growth), each with corresponding levels of asset allocations and investment risks. Each portfolio invests in various mutual funds within the Vanguard Group with fund objectives meeting the overall strategy chosen by the participant.

         2. Vanguard Wellington Fund - This fund invests in dividend-paying large and mid-capitalization stocks of well-established companies, as well as bonds. The fund seeks income and long-term capital appreciation, with an average blend of assets of 65% in stocks and 35% in bonds.


         At December 31, 2001 and 2000 the investments of the Balanced Fund consisted of the following:

                                                   -----------------------------------------------------------------------------
                                                                    2001                                2000
                                                   -----------------------------------------------------------------------------
                                                   Number of     Cost         Market       Number of      Cost          Market
                                                    Shares                     Value       Shares                       Value
                                                   -----------------------------------------------------------------------------
            Vanguard LifeStrategy Growth Funds      323,775   $ 5,631,467   $ 5,233,917    280,916    $ 5,035,344    $ 4,991,108
            Vanguard Wellington Fund *              366,486    10,814,156     9,990,416    302,238      9,072,484      8,526,140
                                                    -------   -----------   -----------    -------    -----------    -----------

               Total Balanced Fund                  690,261   $16,455,623   $15,224,333    583,154    $14,107,828    $13,517,248
                                                    =======   ===========   ===========    =======    ===========    ===========


* At December 31, 2001 and 2000, this investment represents 5% or more of the fair value of the Plan's net assets.

(c)      The Equity Funds:

The Equity Funds consist of mutual funds primarily in the Vanguard Group of Equity Funds. The fund includes the Vanguard Windsor II Fund, the Vanguard PRIMECAP Fund, the Vanguard International Growth Fund, the Vanguard 500 Index Fund, and the Vanguard Small Cap Index Fund. Equity Fund participants may also invest in the Fidelity Magellan Fund, which is a broadly diversified mutual fund investing in a wide range of worldwide stocks and other types of investments.

The BlackRock Small Cap Fund is also included in the Equity Fund. Both the Vanguard funds and the BlackRock fund seek long-term capital appreciation.

All of the mutual funds mentioned above use various investment techniques, including foreign exchange and derivatives transactions, though generally these funds carry significant limitations as to the use of such techniques. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts in these funds.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001


3. INVESTMENT PROGRAMS (continued)


At December 31, 2001 and 2000, the investments of the Equity Fund consisted of the following:


                                    --------------------------------------------------------------------------------------
                                                     2001                                          2000
                                    --------------------------------------------------------------------------------------
                                      Number                        Market        Number                         Market
                                        Of           Cost           Value           of             Cost           Value
                                      Shares                                      Shares
                                    --------------------------------------------------------------------------------------
Vanguard Group of Equity Funds:
   Vanguard Windsor II Fund *         682,426     $20,123,405    $17,463,297      641,695     $19,241,916     $17,448,403
   Vanguard PRIMECAP Fund *           340,501      18,383,799     17,542,612      336,328      18,474,398      20,308,985
   Vanguard Int'l Growth Fund         307,096       5,790,523      4,609,516      298,652       5,842,116       5,628,446
   Vanguard 500 Index Fund             66,195       7,787,667      7,009,385       56,285       6,849,051       6,858,932
   Vanguard Sm-Cap Index Fund          31,034         652,841        615,085       17,404         406,266         338,329
                                    ---------     -----------    -----------    ---------     -----------     -----------
      Total Vanguard Funds          1,427,252      52,738,235     47,239,895    1,350,364      50,813,747      50,583,095
                                    ---------     -----------    -----------    ---------     -----------     -----------
Fidelity Magellan Fund *              175,937      20,627,132     18,336,170      169,917      20,385,234      20,267,830
                                    ---------     -----------    -----------    ---------     -----------     -----------
BlackRock Small Cap. Fund *           781,563      18,027,247      9,988,373      787,415      19,633,023      15,377,629
                                    ---------     -----------    -----------    ---------     -----------     -----------
       Total Equity Fund            2,384,752     $91,392,614    $75,564,438    2,307,696     $90,832,004     $86,228,554
                                    =========     ===========    ===========    =========     ===========     ===========


* At December 31, 2001 and 2000 these investments represents 5% of more of the fair value of the Plan's net assets.


(d)      Insurance Contracts:

         Employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. This fund continues to be closed to new participants.


(e)      The Common Stock Fund:

         At December 31, 2001 and 2000, the assets of the Common Stock Fund were invested in AMETEK, Inc. common stock. At December 31, 2001, the investment consisted of 972,587 shares having a cost of $6,127,182 and a market value of $10,163,534. At December 31, 2000, such investment consisted of 1,026,400 shares having a cost of $6,071,150 and a market value of $8,734,662. At December 31, 2001 and 2000 this investment represents 5% of more of the fair value of the Plan's net assets. Shares of AMETEK, Inc. common stock may be purchased by the Trustee on the open market or directly from AMETEK. Brokerage commissions paid are charged against the accounts invested in this Fund.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001



3. INVESTMENT PROGRAMS (continued)

A participant may change his or her contribution percentage election to any fund effective as of the first day of each calendar quarter. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

There were approximately 4,300 participants in the Plan at December 31, 2001. Participants generally invest in more than one fund.

4. LOANS TO PARTICIPANTS

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two outstanding loans at any time, the sum of which may not exceed the maximum. Repayment terms of the loan are generally limited to no longer than 60 months from inception. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2001 ranged between 5.7% and 10.5%.

5. NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, which are included in investment income, are as follows:


                                                                      Year Ended December 31,
-----------------------------------------------------------------------------------------------------
                                                         2001               2000              1999
-----------------------------------------------------------------------------------------------------
Fixed Income Fund
Realized gain (loss)                                $     16,563          ($31,488)         ($29,695)
Change in net unrealized gain (loss)                      10,668            78,151           (74,114)
                                                    ------------      ------------      ------------
Total Fixed Income Fund                                   27,231            46,663          (103,809)
                                                    ------------      ------------      ------------
Balanced Fund
Realized loss                                           (119,447)         (295,827)          (53,935)
Change in net unrealized loss                           (640,710)          (11,356)          (30,311)
                                                    ------------      ------------      ------------
Total Balanced Fund                                     (760,157)         (307,183)          (84,246)
                                                    ------------      ------------      ------------
Equity Fund
Realized (loss) gain                                  (2,999,102)          748,276           984,854
Change in net unrealized (loss) gain                 (11,224,726)      (12,929,497)        7,480,246
                                                    ------------      ------------      ------------
Total Equity Fund                                    (14,223,828)      (12,181,221)        8,465,100
                                                    ------------      ------------      ------------

Common Stock Fund
Realized gain                                            585,443           253,808           285,482
Change in net unrealized gain (loss)                   1,372,840         2,146,291        (1,552,058)
                                                    ------------      ------------      ------------
Total Common Stock Fund                                1,958,283         2,400,099        (1,266,576)
                                                    ------------      ------------      ------------
Total net realized and unrealized (loss) gain
    Included in investment income                   ($12,998,471)     ($10,041,642)     $  7,010,469
                                                    ============      ============      ============

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001



5. NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (continued)

The net unrealized gain (loss) on investments included in the Plan's equity is as follows:


                               ------------------------------------------------------------------------------------------
                                                                                            Common
                               Fixed Income         Balanced            Equity              Stock                Total
                                   Fund               Fund               Fund                Fund
-------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998          ($386)          ($548,913)       $    845,801        $  2,069,279        $  2,365,781
Change for the year 1999         (74,114)            (30,311)          7,480,246          (1,552,058)          5,823,763
                                --------         -----------        ------------        ------------        ------------
Balance December 31, 1999        (74,500)           (579,224)          8,326,047             517,221           8,189,544
Change for the year 2000          78,151             (11,356)        (12,929,497)          2,146,291         (10,716,411)
                                --------         -----------        ------------        ------------        ------------
Balance December 31, 2000          3,651            (590,580)         (4,603,450)          2,663,512          (2,526,867)
Change for the year 2001          10,668            (640,710)        (11,224,726)          1,372,840         (10,481,928)
                                --------         -----------        ------------        ------------        ------------
Balance December 31, 2001       $ 14,319         ($1,231,290)       ($15,828,176)       $  4,036,352        ($13,008,795)
                                ========         ===========        ============        ============        ============

6. FEDERAL INCOME TAX STATUS


The Plan had received a determination letter from the Internal Revenue Service, stating that the Plan qualified under Section 401(a) of the Internal Revenue Code, and, therefore, exempt from federal income tax. Effective January 1, 2001, the Plan was amended and restated. The Plan has applied for but has not received a new determination letter from the Internal Revenue Service that the Plan continues to be qualified. However, once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt from Federal income tax.

Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made. However, participants who have invested in insurance contracts are subject to ordinary income tax annually on the premiums paid for the life insurance coverage.


7. EXPENSES


The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For all Plan years presented, the Company elected to pay such expenses directly.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001



8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of Plan equity at December 31, 2001 and 2000, presented in the financial statements in accordance with accounting principles generally accepted in the United States, and the reduction for amounts owed to former participants upon withdrawal and termination from the Plan for the year ended December 31, 2001 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under accounting principles generally accepted in the United States.


                                --------------------------------------------------------------------------------------------------
                                  Fixed                                                   Common
                                  Income        Balanced        Equity      Insurance      Stock          Loan           Total
                                   Fund           Fund           Fund       Contracts      Fund          Account
----------------------------------------------------------------------------------------------------------------------------------
Plan Equity
  December 31, 2001:
    Plan equity
      reported in the
       Financial statements     $49,103,517    $15,476,690    $76,514,453    $395,830   $10,238,339    $5,215,355    $156,944,184
    Amounts owed to former
       Participants              (2,213,627)      (680,688)    (1,591,587)         --      (331,877)     (230,075)     (5,047,854)
                                -----------    -----------    -----------    --------   -----------    ----------    ------------
    Plan equity (net assets)
       Reported on Form 5500    $46,889,890    $14,796,002    $74,922,866    $395,830   $ 9,906,462    $4,985,280    $151,896,330
                                ===========    ===========    ===========    ========   ===========    ==========    ============
Plan Equity
  December 31, 2000:
    Plan equity
      reported in the
       Financial statements     $46,977,576    $13,647,316    $86,781,782    $421,067   $ 8,779,229    $5,927,716    $162,534,686
    Amounts owed to former
       Participants              (3,115,249)      (495,095)    (2,653,380)         --      (233,912)     (213,079)     (6,710,715)
                                -----------    -----------    -----------    --------   -----------    ----------    ------------
    Plan equity (net assets)
       Reported on Form 5500    $43,862,327    $13,152,221    $84,128,402    $421,067   $ 8,545,317    $5,714,637    $155,823,971
                                ===========    ===========    ===========    ========   ===========    ==========    ============
Withdrawals and Terminations
Year ended December 31, 2001:
   Withdrawals and
     terminations
   reported in the financial
   statements                   $ 6,620,524    $   806,777    $ 5,276,619    $ 57,095   $   651,622    $  998,317    $ 14,410,954
   Add:  Amounts owed to
      Former participants at
      December 31, 2001           2,213,627        680,688      1,591,587          --       331,877       230,075       5,047,854
   Less:  Amounts owed to
      Former participants at
      December 31, 2000          (3,115,249)      (495,095)    (2,653,380)         --      (233,912)     (213,079)     (6,710,715)
                                -----------    -----------    -----------    --------   -----------    ----------    ------------
   Payments to provide
     benefits
    Reported on Form 5500       $ 5,718,902    $   992,370    $ 4,214,826    $ 57,095   $   749,587    $1,015,313    $ 12,748,093
                                ===========    ===========    ===========    ========   ===========    ==========    ============

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          The AMETEK Retirement
                                                 and Savings Plan
                                          --------------------------
                                                (Name of Plan)


Dated:  June 14, 2002               By:   /s/ John J. Molinelli
                                          -------------------------------
                                              John J. Molinelli, Member,
                                              Administrative Committee

                     THE AMETEK RETIREMENT AND SAVINGS PLAN

                                  EXHIBIT INDEX

Exhibit Number                      Description
--------------                      -----------
      23                            Consent of Independent Auditors